Filed by Apache Corporation
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Mariner Energy, Inc.
Commission File No. 333-166964

Additional Q&As as of July 6, 2010
Q: How will Mariner Energy employees be paid contingent upon the closing of the transaction?
A: Mariner Energy employees will become employees of Apache Corporation on the date of closing and will be paid by Apache Corporation’s applicable payroll cycle.
Q: When can I expect to receive my closing bonus and how will it be paid?
A: The closing bonuses will be distributed by check within 10 days after the date of close.
Q: How frequently are base salaries evaluated?
A: Base salaries are evaluated annually in June, effective on July 1st for the entire company.
Q: When are Apache bonuses typically paid?
A: Apache short-term incentive bonuses are awarded annually in February, and are based on company and individual performance. Mariner employees will participate in Apache short-term incentive plans effective for the year 2011 (payments made if performance is warranted in February 2012).
Q: Does Apache have a long-term compensation program and, if so, will I be eligible to participate?
A: Yes, you will be eligible to participate in the Apache long-term compensation program which is comprised of grants of restricted stock, performance shares and/or non-qualified stock options. Depending on the plan you participate in, you may receive grants in January or in both January and May.
Q: What is the Apache vacation schedule?
A: Full-time employees with 0-9 years of service receive 120 hours vacation, those with 10-19 years receive in 160 hours, and those with 20 or more years receive 200 vacation hours annually. Forty hours of vacation can be carried over at the end of a calendar year but must be used by June 30 of the carryover year.

Q: What happens to my Mariner vacation for 2010?
A: You will continue to earn vacation under the Mariner vacation policy until the end of 2010. You will be eligible to carry over 80 hours of unused vacation into 2011. Beginning in 2012, you will be able to carry over a maximum of 40 hours of unused vacation, which must be used by June 30 of the carryover year.
Q: What will happen to my current health and welfare group benefit coverage for 2010?
A: Your Mariner Energy medical, dental, vision, life, short term and long term disability, flexible spending reimbursement accounts and employee assistance program will remain in effect through December 31, 2010 irrespective of any coverage differences that may exist between the Mariner Energy and Apache Corporation group benefit plans. Apache Corporation will communicate to you and provide enrollment in their health and welfare group benefit plans for you and your eligible dependents effective January 1, 2011 through their normal annual enrollment process during November of 2010.
Q: Will my Fidelity Investments login and password be the same when I become an employee of Apache Corporation?
A: Yes, your login and password will stay the same. Your login with Fidelity is based on your social security number and the confidential password that you create on the Fidelity Investments system. When you login after closing, you will see your 401(k) account with Mariner as well as your new account with the Apache Corporation 401(k) Plan. After the Mariner 401(k) Plan has been merged into the Apache Plan on December 1, 2010, you will no longer see your Mariner Energy Plan balance. Your account balance will have been moved to the Apache Plan.
Q: What will happen to my unvested Mariner restricted stock?
A: If you remain employed by Mariner on the closing date, your unvested restricted stock will be fully vested upon closing, except that 60% of long-term performance-based restricted stock granted to certain senior Mariner employees will be cancelled. Subject to applicable tax withholding, your vested Mariner stock will be released to your E*Trade account as soon as administratively possible. Such vested Mariner stock will then be converted, at your election and subject to pro-ration, to Apache common stock, cash or mixed consideration. Please see “What will happen to my Mariner stock at close” below.
Q: What will happen to my Mariner stock at close?
A: At your election, your Mariner stock will convert upon closing into either (i) all Apache stock at a conversion ratio of 0.24347 share of Apache stock for each share of Mariner stock, (ii) all cash at a conversion ratio of $26 for each share of Mariner stock, or (iii) a mix of Apache stock and cash at a conversion ratio of 0.17043 share of Apache stock and $7.80 for each share of Mariner stock; provided that Apache can pro-rate elections by Mariner stockholders so that the aggregate consideration Apache pays for all Mariner stock results in 70% Apache stock and 30% cash.
Q: What will happen to my vested Mariner stock options at close?
A: Upon closing, your vested Mariner stock options will convert to vested Apache stock options with equivalent terms and be available for exercise as soon as administratively possible. To determine the number of shares for with your Apache option will be exercisable, multiply the number of shares for which your Mariner option is exercisable by 0.24347. To determine the exercise price of your Apache option, divide the exercise price of your Mariner stock option by 0.24347.
Q: When Mariner options are converted to Apache options at close, how will an option with a fractional share be treated?
A: Any options with a fractional share will be rounded down to the nearest whole option.
Q: When will I be able to exercise any vested Apache stock options after the close of the transaction?
A: As stated earlier, your vested stock options will be available as soon as administratively possible. Once available, you will immediately be able to exercise any or all vested options in your brokerage account with Fidelity Investments.

Q: Will I be able to move my Apache common stock to another investment firm?
A: Apache common stock issued in the merger will be delivered as specified in your election form. Once shares have vested and been distributed to your personal Fidelity brokerage account, you are free to transfer your stock to any other account you wish.
Q: Will I get to keep my Apache restricted stock and Apache stock options if I leave the company?
A: Apache vested restricted shares are yours to keep or sell. You will have a limited period of time to exercise any vested stock options after you leave the company.
Q: Will I need to enroll in the Apache 401(k) Plan and specify a deferral percentage election, investment elections and beneficiary designation?
A: No enrollment action is required on your part. Your current deferral percentage will automatically be transferred to the Apache payroll system. Your current investment elections will be mapped to like funds in the Apache 401(k) Plan and your current beneficiary election will automatically be transferred to the Apache 401(k) Plan.
Q: Will any of the non-recurring payments I receive following the date of close be Eligible Compensation in the Apache Corporation 401(k) Plan?
A: No. Non-recurring payments such as Change in Control, severance or retention payments are not included in the definition of Eligible Pay in the Apache Corporation 401(k) Plan.
Q: Will I be able to make a different investment election when my current investment election is mapped to like funds in the Apache 401(k) Plan?
A: Yes. Following the date of close and the transfer of your investment election in the Mariner Energy 401(k) Plan to the Apache 401(k) Plan, you may change your investment election at any time. Your investment election change will be effective on the next regular payroll cycle.
Q: What is the vesting schedule in the Apache 401(k) Plan?
A: The vesting schedule in the Apache 401(k) Plan is 20 percent per year of service. Participants are fully vested after five years of service. Mariner Employees will be given service credit toward the Apache 401(k) vesting schedule. In addition, Mariner Energy 401(k) Plan participant balances merged into the Apache 401(k) Plan on or about December 1, 2010 will reflect the three year protected vesting of balances through the date of close as a separate money source in the Apache 401(k) Plan.

Q: What will happen to my current 401(k) Plan loans should I become an employee of Apache Corporation?
A: Any outstanding loan in the Mariner Energy 401(k) Plan at closing will continue and will be moved to the Apache Corporation 401(k) Plan as of December 1, 2010. Until that time, your regular loan repayment schedule will continue and deductions will be made through Apache’s payroll system and sent to Fidelity with proper coding to credit your loan in the Mariner Energy Plan. After December 1, 2010, your loan will have been set up in the Apache Plan and your repayment schedule will continue without interruption.
Q: Will my 2010 deferral contributions in the Mariner Energy 401(k) Plan count toward the 2010 maximum deferral?
A: Yes. The IRS limits for maximum deferrals and maximum compensation apply to all qualified plan participation during the tax year.
Q: Since only one outstanding loan is allowed in the Apache 401(k) Plan, how will my loans with the Mariner Energy Plan be treated after closing?
A: If you have two outstanding loans in the Mariner Energy 401(k) Plan, you will continue to make regular payments through payroll deductions to the Mariner Energy Plan through November 30, 2010. Effective December 1, 2010, your loans will be moved to the Apache 401(k) Plan. You will continue to make regular payments until all loan balances have been paid. You will then be limited to one outstanding loan in the Apache 401(k) Plan.
Q: Does the Apache 401(k) Plan have a profit sharing contribution?
A: Yes. Apache’s 401(k) Plan provides for a discretionary profit sharing contribution. However, historically, the Company has provided for the 100% matching contribution up to six per cent of eligible pay and a six percent company contribution to the Money Purchase Retirement Plan. This twelve percent contribution compares to the nine percent currently received by Mariner Plan participants (five percent company match, and a four percent profit sharing contribution).

Q: Will I still be able to exchange funds in the Mariner 401(k) Plan after close?
A: Yes. At the closing date, the Mariner Plan will be frozen for purposes of new contributions, company match and requests for new loans. Using your existing login and password, you will be able to exchange funds in the Mariner Plan until the plan is merged into the Apache Plan on December 1, 2010. If you are holding short term shares at the time of the transfer of your Mariner Energy 401(k) Plan account balance to the Apache 401(k) Plan, you may be assessed a redemption fee at the time of transfer. Following the Mariner Plan merger into Apache’s 401(k) Plan, all fund exchanges will be based on the investment options in the Apache Plan.
Q: Does Apache have a self-directed brokerage account in the 401(k) Plan?
A: Yes. This is an additional feature that the Apache Plan offers to all participants and is administered through Fidelity Investments. You may speak to a self-directed brokerage account representative by calling Fidelity’s toll-free customer service line at 1 (800) 835-5098.
Q: Will I receive a Money Purchase Plan contribution for 2010?
A: Yes. As an Apache employee, you will automatically be enrolled in the Money Purchase Retirement Plan at the date of close. The six percent Company contribution will be made in February of 2011 based on your Apache earnings from the date of close through December 31, 2010. Your Mariner service will be applied toward the five year vesting schedule in the Plan.
Q: What will happen to my Mariner email address?
A: Upon close, you will receive an Apache network account with an email box in the format ‘firstname.lastname@apachecorp.com’. Your Mariner email address will remain operational for a time after close to provide time to transition those who use it to contact you. It will be attached to your new Apache mailbox during the transition period. After the transition period, your Mariner email address will be eliminated.

Q: Will Apache reimburse for highway tolls associated with regular commuting?
A: Apache does not reimburse for any commuting expenses to and from work.
Additional Information
     This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Apache has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a preliminary proxy statement of Mariner that also constitutes a preliminary prospectus of Apache. A definitive proxy statement/prospectus will be mailed to stockholders of Mariner. Apache and Mariner also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF MARINER ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents (when available) free of charge at the SEC’s web site, www.sec.gov. Copies of the documents filed with the SEC by Apache will be available free of charge on Apache’s website at www.apachecorp.com under the tab “Investors” or by contacting Apache’s Investor Relations Department at 713-296-6000. Copies of the documents filed with the SEC by Mariner will be available free of charge on Mariner’s website at www.mariner-energy.com under the tab “Investor Information” or by contacting Mariner’s Investor Relations Department at 713-954-5558. You may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.
     Apache, Mariner, their respective directors and executive officers and other persons may be deemed, under SEC rules, to be participants in the solicitation of proxies from stockholders of Mariner in connection with the proposed transaction. Information regarding Apache’s directors and officers can be found in its proxy statement filed with the SEC on March 31, 2010, and information regarding Mariner’s directors and officers can be found in its proxy statement filed with the SEC on April 1, 2010. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
Forward-Looking Statements
     Statements in this document include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The opinions, forecasts, projections, future plans or other statements other than statements of historical fact, are forward-looking statements. We can give no assurance that such expectations will prove to have been correct. Actual results could differ materially as a result of a variety of risks and uncertainties, including: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; negative effects from the pendency of the merger; our ability to achieve the synergies and value creation contemplated by the proposed transaction; our ability to promptly and effectively integrate the merged businesses; and the diversion of management time on transaction-related issues. Other factors that could materially affect actual results are discussed in Apache’s and Mariner’s most recent Forms 10-K as well as each company’s other filings with the SEC available at the SEC’s website at www.sec.gov. Actual results may differ materially from those expected, estimated or projected. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update or revise any of them in light of new information, future events or otherwise.